

April 22, 2025

Teck Hong Ho
Chief Executive Officer
Vistek Limited
39 Woodlands Close #08-11
Mega@Woodlands
Singapore 737856

  Re: Vistek Limited
   Amendment No. 3 to Registration Statement on Form F-1
   Filed April 15, 2025
   File No. 333-284559

Dear Teck Hong Ho:

  We have reviewed your amended registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1. Please have counsel revise the legal opinion filed as Exhibit 5.1 to also provide an opinion regarding the shares offered by the Selling Shareholders and the Resale Shareholders. In this regard, we note that the opinion defines the "Shares" as those shares being offered and sold "to the public by the Company." Refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Yuning "Grace" Bai, Esq.